    As filed with the Securities and Exchange Commission on October 23, 1996
                                                      Registration No. 333-14337


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------


         PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON
                                  FORM S-3
                       UNDER THE SECURITIES ACT OF 1933


                               TELECHIPS CORPORATION
             (Exact name of registrant as specified in its charter)

                         ------------------------------


         NEVADA                                             88-0266392
(State of other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)


                           6880 South McCarran Blvd.
                               Reno, Nevada 89509
                                 (702) 824-5555

                         ------------------------------

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                   C.A. BURNS
                            Chief Executive Officer
                             Telechips Corporation
                           6880 South McCarran Blvd.
                               Reno, Nevada 89509
                                 (702) 824-5555

                         ------------------------------

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                    Copy to:
                              KEVIN A. COYLE, ESQ.
                               Graham & James LLP
                          400 Capitol Mall, Suite 2400
                         Sacramento, California  95814
                                 (916) 558-6700

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed on continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box.   [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                                1,800,880 Shares

                             TELECHIPS CORPORATION

                                  Common Stock

         This Prospectus relates to 1,800,880 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of Telechips Corporation (the "Company" or "Telechips") of which 778,426 shares (the "Warrant Shares") are underlying Common Stock Purchase Warrants (the "Warrants") and of which 50,000 shares (the "Option Shares") are underlying Common Stock Purchase Options (the "Options"). The Company will not receive any of the proceeds from any sales of the Shares, but will receive the gross proceeds of any of the Warrants or Options that are exercised to acquire the Warrant Shares or Option Shares for cash at their respective current exercises prices. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the terms of the Warrants and Warrant Agreements, the Options and several registration rights agreements between the Company and holders of the Warrants, Options and Shares, respectively. (Holders of Warrants, Options and Shares are collectively referred to as the "Selling Securityholders.") See "Selling Securityholders."

         The Shares may be offered and sold from time to time by the Selling Securityholders through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices (this "Offering"). See "Risk Factors," "Selling Securityholders" and "Plan of Distribution."


         The closing price for the Common Stock on October 22, 1996, as reported on the National Association of Securities Dealers Automated Quotation System ("Nasdaq"), was $1.75 per share.


   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE
      CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE
                        INVESTMENT.  SEE "RISK FACTORS".

                                ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

No underwriting commissions or discounts will be paid by the Company in connection with this Offering. Estimated expenses payable by the Company in connection with this Offering are approximately $30,000.

                                ----------------


                This date of this Prospectus is          , 1996.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices: New York Regional Office, 7 World Trade Center, Room 1400, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq SmallCap Market and reports and other information regarding the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.


         Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement on Form S-3 (Registration No. 333-14337) of which this Prospectus forms a part, and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies may be obtained at prescribed fees from, the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.


         The Company furnishes its stockholders with annual reports containing audited financial statements and other periodic reports as the Company may deem to be appropriate or as required by law or the rules of the National Association of Securities Dealers, Inc.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have heretofore been filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference herein and shall be deemed to be a part hereof:

                 (1) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.

                 (2) The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996.

                 (3) The Company's Amendment No. 1 to the Company's Annual Report on Form 10-KSB/A dated May 3, 1996.

                 (4) The Company's Amendment No. 2 to the Company's Annual Report on Form 10-KSB/A dated June 2, 1996.

                 (5) The Company's Current Report on Form 8-K dated October 16, 1996.

                 (6) The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on September 15, 1995 by which the Common Stock of the Company was registered under
                          Section 12 of the Exchange Act, and the description of the Common Stock incorporated therein by reference to the Registration Statement on Form SB-2 (Regis. No. 33-96664-LA) declared effective by the Commission on October 16, 1995, under the caption "Description of Securities" therein.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits and other information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests for such documents should be directed to Telechips Corporation, located at 6880 S. McCarran Boulevard, Reno, Nevada 89509, Attn: Nelson B. Caldwell, Chief Financial Officer, telephone (702) 824-5555.

         Telechips and Telechips Access are trademarks of the Company. Windows(R) and DOS(R) are registered trademarks of Microsoft Corporation. All other trademarks appearing in this Prospectus are the property of their respective holders. Unless otherwise indicated, all references to Microsoft Windows(R) are to the 3.1 ROM version of Windows(R).

         The Company's address is 6880 S. McCarran Boulevard, Reno, Nevada 89509, and its telephone number is (312) 642-9200.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THE STATEMENTS THAT ARE NOT HISTORICAL FACTS OR STATEMENTS OF CURRENT STATUS CONTAINED IN THIS PROSPECTUS ARE FORWARD-LOOKING STATEMENTS (AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE RISKS SET FORTH IN "RISK FACTORS."

                                  THE COMPANY

         Telechips, a development-stage company, designs, develops and markets interactive computer-telephone equipment, peripheral devices and software applications. The Company is seeking to develop a family of combination telephone-computer devices that provide a cost-effective and easy-to-use method of accessing, managing and transmitting the increasing amount of electronic information that is available over standard telephone lines. The Company's Telechips Access(TM) products, combine the power of a personal computer ("PC") with a complete business telephone system and a touch sensitive display screen. Telechips Access products provide on-line capability for transmitting, receiving, and processing information, as well as voice transmission capabilities, in a compact, familiar, user-friendly device utilizing a Microsoft Corporation ("Microsoft") Windows(R) operating system. The Company has completed development of various Telechips Access models, and is shipping commercial production units of the 3000 Series.

         Telechips Access 3000 models have the following standard and optional features: (i) a gray-scale touchscreen; (ii) fully integrated communications capabilities which allow a user to access the Internet and World Wide Web, company "intranets," proprietary on-line services, as well as other computers;
(ii) simplified access to advanced public telephone network services and PBX features such as messaging, call waiting, caller ID and three-way calling; (iv) a built-in office application suite, including calendar and organizer functions; (v) facsimile facilities; (vi) speakerphone technology which is designed to reduce the voice-clipping prevalent in many speakerphones; and
(vii) proximity detection facilities which allow for automatic activation of audio and video announcements in public information station applications.
Other uses depend on the development of applications and features, either by the Company, by a customer, by the Company and a customer working together, or by non-customer third parties alone or in cooperation with the Company.

         Telechips Access 4000 models can be configured with all the features of the 3000 models except the gray-scale touchscreen is replaced with a larger full-color touchscreen.

         The Company has entered into a license agreement with Microsoft for the use of its Windows(R) operating system with the Telechips Access Series. The Telechips Access product line is currently manufactured by Group Technologies Corporation ("Group") pursuant to an agreement dated December 1, 1995 (the "Group Manufacturing Agreement"). The Company has not yet manufactured the Telechips Access Model 3000 in commercial quantities and no assurance can be given that the Company will be able to develop commercial manufacturing capability, or, once developed, that there will not be additional delays or setbacks in the commercial manufacturing of the Telechips Access Model 3000 or any of the Company's products under development.

         The Company markets the Telechips Access product line to a variety of market segments including: (i) information and service providers and users, including companies supplying data bases such as credit reference information, stock quote services and other on-line services and companies such as insurance companies, overnight delivery services, banks and airlines, (ii) original equipment manufacturers in the telecommunications field ("OEMs"), such as telephone equipment manufacturers, and (iii) local telephone operating companies ("telcos"), including the regional "Baby Bell" operating companies and other local exchange carriers.

         The Company's executive offices are located at 6880 S. McCarran Boulevard, Reno, Nevada 89509, and its telephone number is (702) 824-5555.

                              RECENT DEVELOPMENTS

         On April 11, 1995, the Company conducted the final closing of the sale to private investors of an aggregate of 30 units (the "1994 Units"), each 1994 Unit consisting of (i) 16,087 shares of Series A Common Stock and (ii) 50,000 Shares of Preferred Stock (the "Private Placement"). The purchase price per 1994 Unit was $100,000. The Company received gross proceeds of $3,000,000 with respect to the sale of the 1994 Units, yielding net proceeds after the payment of fees and expenses of approximately $2,500,000. The Private Placement resulted in the Company's issuance of 482,600 shares of Common Stock and 1,500,000 shares of Preferred Stock (convertible into 482,600 shares of Common Stock). The Company paid to D.H. Blair in connection with the Private Placement and the 1994 Note Financing an aggregate of $330,000 and issued to D.H. Blair and its designees warrants to purchase up to an aggregate of 304,038 shares of Common Stock. Howard Phillips, a director of the Company, was Director of Corporate Finance of D.H. Blair until August 1995.

         On September 1, 1995, the Company completed the sale (the "Bridge Financing") to private investors of 17 units (the "Units"), each Unit consisting of (i) an unsecured non-negotiable promissory note of the Company in the principal amount of $100,000, due on the earlier of the consummation of this offering or July 31, 1996 (a "Bridge Note") and (ii) 20,000 shares of Common Stock (the "Bridge Shares"). The purchase price per Unit was $100,000. The Company received gross proceeds of $1,700,000 from the sale of such Units. After the payment of $170,000 in placement fees to Whale Securities Co. L.P., which acted as placement agent for the Company with respect to the sale of such Units, and other offering expenses of approximately $134,000, the Company received net proceeds of approximately $1,396,000 in connection with the Bridge Financing.

         The Company's sale of 17 Units resulted in the Company's issuance (in connection with the Bridge Financing) of a total of $1,700,000 principal amount of Bridge Notes and 340,000 Bridge Shares. The 340,000 Bridge Shares issued in the Bridge Financing were included in the Selling Shareholders' Shares and were registered by the Company in conjunction with the IPO.

         Upon consummation of the IPO, the Company received net proceeds of approximately $6,255,000. The Company used approximately $2,451,000 of the proceeds from the IPO to repay the outstanding Bridge Notes, $300,000 worth of notes issued in 1994, $250,000 of indebtedness to National Semiconductor Corporation ("NSC"), accrued dividends on the Preferred Stock and interest on all of such indebtedness.

         In addition, the Company issued nonredeemable warrants to purchase 150,000 shares of Common Stock at an exercise price of $7.70 per share and 150,000 Underlying Warrants (each exercisable to purchase one share of Common Stock at a price of $7.70 per share) at an exercise price of $.154 per warrant to Whale. Further, all outstanding shares of Preferred Stock and Series B Common Stock, par value $.01 ("Series B Common Stock"), were converted to Series A Common Stock and the Series A Common Stock was redesignated as Common Stock. Upon conversion of the Preferred Stock, the Company paid an aggregate of $111,719 in accrued and unpaid dividends to the holders of Preferred Stock.

         Pursuant to the terms of an agreement with NSC, dated March 1994, as restated August 31, 1994 and amended September 20, 1994, $500,000 of debt owed to NSC was canceled, the Company paid NSC $250,000 plus accrued and unpaid interest of $38,904, from the proceeds of the IPO, and issued to NSC 229,306 shares of Common Stock and a Warrant to purchase 20,108 shares of Common Stock at $3.11 per share.

         During November, 1995, the Company obtained a $1,200,000 revolving line of credit from a commercial bank ("Line of Credit"). The Line of Credit expires on December 13, 1996. The Line of Credit is collateralized by cash and cash equivalents valued at 110% of outstanding draws. Interest is payable monthly at the three-month U.S. Treasury Bill rate plus 3% (8.05% currently). Principal is due at maturity. As of the date of this Prospectus, the Company has a zero balance on the Line of Credit.

         On August 19, 1996, Mr. Richard E. Salwen resigned from the Company's Board of Directors and also on August 19, 1996, Mr. Bruce Chatterley was appointed to the Board. On October 11, 1996, the Company's Board was expanded to six members and Mr. Frank Vigilante and Mr. Richard Wolf were appointed directors. Certain information with respect to Messrs. Chatterley, Vigilante and Wolf follows.

         Mr. Chatterley, 34, has been Vice President-Core Services Product Management for Ameritech since January 1996. He was previously Vice President of Marketing at Ameritech Payphone Service. From February 1989 to July 1994, Mr. Chatterley was with US West. From June 1986 to February 1989, Mr. Chatterley was with General Electric and from September 1984 to August 1986 he was with IBM.

         Mr. Vigilante, 66, was a director with Network Equipment Technologies from April 1992 to August 1996. He has been a director of the Visiting Nurse Association of Central Jersey since October 1991. Mr. Vigilante has also been a director of the Arthritis Foundation of New Jersey since February 1986 and is currently its Chairman. He was a consultant with Pyramid Technologies Corporation from April 1987 to February 1995. Mr. Vigilante held various positions with AT&T and in 1985 he became a Senior Vice President. Mr. Vigilante retired from AT&T in 1987 after 30 years of service.

         Mr. Wolf, 58, has been Executive Vice President of Robert E. La Blanc Associates, Inc., a telecommunications, information technologies consulting and investment banking firm specializing in voice, data, and video telecommunications since March 1982. From July 1972 to March 1982, Mr. Wolf was a manager with AT&T. From January 1962 to July 1972, Mr. Wolf held various management positions in the engineering and marketing departments with New York Telephone.

         On October 2, 1996, the Company completed a private placement of 4,188 shares of 4% Convertible Preferred Stock, face value $1,000 per share (the "Preferred Shares"). The Preferred Shares were issued without registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Regulation S promulgated under the Act. The conversion price of the Preferred Shares is determined by multiplying each Preferred Share by 1,000 and dividing the result by the lower of $3.00 or the fair market value of the Company's Common Stock on the date of conversion. The Preferred Shares are convertible at any time beginning November 11, 1996 until August 31, 1998. The Company received approximately $2.9 million in net proceeds. In connection with the financing, the Company also issued to Third World Investments, Ltd. Common Stock Purchase Warrants to purchase 400,000 shares of Common Stock at an exercise price of $2.25 per share as adjusted.

         On October 3, 1996, the Company entered into a Consulting Agreement (the "Consulting Agreement") with Coastline Financial Group, Inc.
("Coastline") pursuant to which Coastline has agreed to provide certain financial consulting, business consulting, investor relations and financial public relations services to the Company for a period of one year (unless earlier terminated). The Company has agreed to pay Coastline a cash fee of $7,500 per month and to issue to Coastline options to purchase up to 50,000 shares of Common Stock at any time from December 31, 1996 through March 31, 1999 at an exercise price of $2.25 per share. In addition, unless the Consulting Agreement is earlier terminated, the Company has agreed to issue to Coastline, on each of January 2, 1997, April 2, 1997, and June 30, 1997, options to purchase up to 50,000 shares of Common Stock at an exercise price of $2.25 per share on or before March 31, 1999. In the event Coastline is solely responsible for arranging a financing, the Company has agreed to issue to Coastline options to purchase up to 150,000 shares of Common Stock at an exercise price equal to 110% of the price per share paid by investors in such financing. If Coastline is directly and solely responsible for arranging a merger or acquisition transaction during the term of the Consulting Agreement or one thereafter, the Company has agreed to pay to Coastline a fee based on the value of such a transaction to the Company or its shareholders of 5% of the first million dollars in value, 4% of the next million dollars, 3% of the next million dollars, 2% of the next million dollars and 1% of each additional million dollars thereafter. The Consulting Agreement may be terminated by either Coastline or the Company at the end of six months with 30-days notice to the other party. If no such notice is received by the end of the fifth month, the Consulting Agreement will continue through the term.

         On October 11, 1996, the Board of Directors approved the Company's 1996 Directors Stock Option Plan (the "Directors Plan"), subject to approval of the Directors Plan by the Company's stockholders. The Directors Plan authorizes the automatic granting of nonqualified stock options to purchase an aggregate of up to 200,000 shares of Common Stock to non-employee directors of the Company or its subsidiaries. No option may be granted after October 10, 2006. The exercise price of the options will be the closing sales price of a share on the date of grant. The Directors Plan is administered by the Board of Directors, which has authority to administer the Directors Plan in accordance with the provisions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. All grants of options under the Directors Plan will be automatic and non-discretionary.

         Under the Directors Plan, each nonemployee director not previously granted a similar option will automatically be granted an option to purchase 30,000 shares on the date on which such person first becomes a director. Each nonemployee director will automatically be granted an option to purchase 5,000 shares on each annual anniversary of such nonemployee director's election or appointment to the Board of Directors. All option grants are subject to stockholder approval of the Directors Plan. Options granted on the date the recipient becomes a directors are referred to herein as "Initial Grant Options." Options issued annually thereafter are referred to herein as "Annual Grant Options."

         Payment of the exercise price for shares purchased upon exercise of an Initial Grant Option may be made (i) by the delivery of a promissory note (a "Note Exercise"), provided that the optionee may only utilize a Note Exercise on the date of grant ("Grant Date"); (ii) by delivery to the Company of cash or a check to the order of the Company in an amount equal to the purchase price of such shares; (iii) by delivery to the Company of shares of Common Stock of the Company then owned by the optionee having a fair market value equal in amount to the purchase price of such shares; (iv) by any other means which the Board of Directors determines is consistent with the purpose of the 1996 Directors Stock Option Plan and with applicable laws and regulations; or (v) by any combination of such methods of payment. In the event that the optionee elects to exercise the Initial Grant Option by means of a Note Exercise, the option vests and becomes exercisable in its entirety on the Grant Date. If the optionee elects to pay the exercise price in a form other than a Note Exercise, an Initial Grant Option will vest and become exercisable ratably over a 36-month period from the Grant Date. Shares issued under a Note Exercise will be held in escrow until the notes have been satisfied. In addition, such shares are subject to a repurchase option exercisable by the Company if the optionee voluntarily terminates his or her relationship with the Company (the "Repurchase Option"). The Repurchase Option decreases ratably over a 36 month period from the date of exercise. Shares will be released from escrow only upon lapse of the forfeiture condition and payment of the note.

         Annual Grant Options are immediately exercisable on the date of grant under terms similar to those of the Initial Grant Option.

         Options granted under the Directors Plan will generally terminate on the fifth anniversary of the date of grant. If an optionee ceases to serve as a director for any reason, including death or disability, he or she may, but within ninety (90) days, exercise the options.

         On October 11, 1996, Messrs. Chatterley, Wolf and Vigilante each received 30,000 and Howard Phillips received 15,000 non-plan, non-qualified options under substantially same terms as described in the Directors Plan for Initial Grant Options. Each recipient exercised such options pursuant to a Note Exercise.



                                  THE OFFERING

Securities offered  . . . . . . . . . . .          1,800,880 shares of Common
                                                   Stock offered by the Selling
                                                   Securityholders.

Common Stock outstanding
   after the offering (1) . . . . . . . .          4,216,606 shares.

Use of Proceeds   . . . . . . . . . . . .          The Company will not receive
                                                   any proceeds from the sale of
                                                   the Common Stock by the
                                                   Selling Securityholders.
                                                   Proceeds to the Company
                                                   pursuant to Warrant and
                                                   Option exercises by the
                                                   Selling Securityholders,
                                                   estimated to be approximately
                                                   $2,150,000 if all the Warrant
                                                   Shares and Option Shares are
                                                   issued pursuant to cash
                                                   exercises of the Warrants and
                                                   Options, will be used by the
                                                   Company for general corporate
                                                   purposes, including research
                                                   and development, sales and
                                                   marketing, manufacturing
                                                   equipment and facilities and
                                                   working capital.

Nasdaq Common Stock Symbol  . . . . . . .          TCHP

---------------
(1) Includes 933,600 shares of Common Stock held in escrow subject to release upon the occurrence of certain events. Does not include (i) 2,803,406 shares reserved for issuance upon exercise of outstanding warrants; (ii) 323,596 shares reserved for issuance upon the exercise of outstanding stock options, (iii) 319,664 shares reserved for issuance upon exercise of options available for future grant under the Company's employee benefit plans and Directors Option Plan and (iv) 1,396,000 shares reserved for issuance on the conversion of the Preferred Shares (based on an assumed conversion price of $3.00 per share).

                                  RISK FACTORS

      The statements that are not historical facts or statements of current status contained in this Prospectus are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including, but not limited to, the risks set forth in "Risk Factors." The decision of whether to make an investment in the Common Stock involves an analysis of certain risks, including but not limited to, the risk factors set forth in this Prospectus. Each potential investor is urged to carefully consider the risks inherent in a development-stage company, commercialization of new products based on innovative technology, the Company's significant and continuing operating losses, the volatility of the Company's stock price, and the competitive nature of the industry in which the Company operates. See "Risk Factors."

                                  RISK FACTORS

         The securities offered hereby involve a high degree of risk, including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this Offering before making an investment decision. The statements that are not historical facts or statements of current status contained in this Prospectus are forward-looking statements that involve risks and uncertainties including, but not limited to, the factors set forth below.

         1. Development Stage Company; Limited Revenues From Product Sales; Limited Relevant Operating History; Significant and Continuing Operating Losses; Accumulated Deficit. Since its inception in 1991, the Company has been engaged primarily in research and development and has had limited revenues from sales of products. Accordingly, the Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business in the computer-telephony industry, which is a continually evolving industry characterized by an increasing number of market entrants and intense competition, as well as the risks, expenses and difficulties encountered in the commercialization of new products based on innovative technology. The Company has incurred operating losses in each quarter since December 31, 1993 and, at June 30, 1996, the
Company had an accumulated deficit of approximately $6,960,000.   Since such
date, losses have increased and are continuing through the date of this Prospectus. While not the Company's principal business, research and development revenues from National Semiconductor Corporation ("NSC"), the Company's only significant source of revenue as of the date of this Prospectus, ceased during 1994 when the NSC contract was terminated by mutual agreement of the parties. In addition, the Company's operating expenses have increased and can be expected to continue to increase in the future in connection with the Company's efforts to increase its marketing program and continue to develop new products. Accordingly, it is anticipated that the Company will continue to incur significant losses at least until it is able to sell its products with an adequate margin and in sufficient quantities to support operations. There can be no assurance that the Company will be successful in generating product sales at a sufficient quantity or margin or that the Company will ever achieve profitable operations.

         2. Significant Capital Requirements; Need for Additional Capital; Explanatory Paragraph in Accountant's Report. The Company's capital requirements have been and will continue to be significant. The Company has been dependent primarily on the Company's initial public offering (the "IPO") of its Common Stock and certain warrants (the "Public Warrants"), private placements of equity securities, indebtedness and, prior to February 1994, on contract revenues from NSC to fund its capital requirements. Over the next 12 months, the Company intends to focus on increasing its marketing efforts and research and development for new proposed products. The Company anticipates, based on its current proposed growth plans and assumptions relating to its growth and operations, that the proceeds from the IPO and private placements, borrowings and planned revenues will not be sufficient to satisfy the Company's contemplated cash requirements for the next 12 months and that the Company will be required to raise additional funds within the next 12 months. In addition, in the event that the Company's plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, delays, problems, or otherwise), the Company would be required to seek additional funding sooner than anticipated. Any such additional funding could be in the form of additional equity capital. Further, in the event that the Company receives a larger than anticipated number of purchase orders for Telechips Access products, it may require resources substantially greater than those that are currently available to the Company. In such event the Company may be required to raise additional capital or to engage third parties (as to which there can be no assurance) to assist the Company in meeting such orders. The Company is currently pursuing several potential funding opportunities; however, the Company has no current commitments for additional funding. There can be no assurance that any of such opportunities will result in actual funding or that additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. If the Company is unable to obtain additional financing if needed, it will likely be required to curtail its marketing and manufacturing plans and possibly cease its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing shareholders. The Company's independent accountants have included an explanatory paragraph in their report on the Company's financial statements for the year ended December 31, 1995, stating that the Company's has not, to date, recognized significant revenues from product sales nor produced units in quantities which will yield a gross margin adequate to cover product and operations costs and that these factors raise substantial doubt about the Company's ability to continue as a going concern.

         3. New Concept and Emerging Markets; Uncertainty of Market Acceptance and Commercialization Strategy. The use of combination telephone-computer products for commercial and consumer applications represents a relatively new business activity characterized by emerging markets and an increasing number of market entrants who have introduced or are developing an array of new telecommunications products and services, some of which will compete against Telechips Access products and any other products which may be developed by the Company. Achieving market acceptance for Telechips Access products will require substantial marketing efforts and expenditure of funds to create awareness and demand by potential customers. There can be no assurance that Telechips Access products will ever gain such acceptance. The Company sold initial production units of the Telechips Access Series 3000 at an introductory price substantially lower than the proposed sale price for its commercial units, and at a cost basis substantially higher than anticipated cost for volume commercial units, which resulted in a negative gross margin. Additionally, the remaining initial production units (approximately 620 units), even if sold at the commercial sales price as planned, will likely be sold at a cost resulting in a negative gross margin. Even though, based on quotes from manufacturers, the Company anticipates that it will be able to produce commercial units (beyond the remaining 620 initial production units) at a cost that will yield an adequate gross margin, there can be no assurance that such margin will be achieved or that the Company will be able to purchase goods at such quotes. In addition, the Company is currently developing, testing and evaluating and anticipates that it will continue to develop, evaluate and test various product commercialization strategies, such as using Telechips Access products in a public payphone environment, placing the Telechips Access products in hotel lobbies and rooms and marketing Telechips Access products for residential use. In order to develop such new products or services, the Company will be required to devote substantial resources, financial and otherwise to such products. The failure of any of these projects could result in substantial losses to the Company. The inability to successfully complete development of a product or application or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse affect on the Company.

         4. Lack of Intellectual Property Protection; Right of NSC to Certain Telechips Access Technology. The Company does not possess any patent or registered intellectual property rights with respect to any of its technology and has not filed any patent applications. The Company has filed an application for registration of the marks "Telechips" and "Telechips Access." However, there can be no assurance that the Company will obtain registration of these marks. In addition, some of the technology embodied in the Telechips Access products, such as the touch-sensitive display, is generally available to other manufacturers. Intellectual property embodied in certain portions of the mechanical design of the Access Series 3000 and 4000 products is licensed by the Company on a world-wide, perpetual, royalty-free basis from NSC. Although NSC has agreed not to manufacture or sell products incorporating such technology prior to March 31, 1997, NSC has substantially greater financial, marketing and other resources than the Company and if it chooses to make use of such technology, or to license it to other companies, products similar to the Telechips Access line could be introduced to the market; although such products incorporating such mechanical design would not be permitted to contain any technology proprietary to Telechips without the Company's consent.

         The Company depends in part upon certain technology and know-how to differentiate its products from those of its competitors, and relies on a combination of trade secret laws and nondisclosure and confidentiality agreements with its employees, consultants, distributors, researchers and advisors to protect its technology. In addition, others may obtain access to or independently develop technologies or know-how similar to the Company's.
The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Although the Company believes that its products and technologies do not infringe on the proprietary rights of others and has not received any notice of claimed infringement, it is possible that an infringement of proprietary rights may occur. In such event, the Company may be required to modify its products or obtain a license. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions, or at all, or that the Company will have the financial or other resources necessary to successfully defend a claim of violation of proprietary rights. Failure to do any of the foregoing could have a material adverse effect on the Company. Furthermore, if the Company's products or technologies are deemed to infringe patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which would have a material adverse effect on the Company.

         5. Technological Advances and Evolving Industry Standards. The computer marketplace and, in particular, the computer-telephone marketplace, is characterized by technological developments, changes in customer requirements, evolving industry standards and frequent new product introductions. In the future, the Company may be required to enhance its existing system and to develop and introduce new products that take advantage of technological advances and respond promptly to new customer requirements and evolving industry standards. There can be no assurance that the Company will be able to keep pace with the rapid evolution of the computer telephony industry.

         6. Dependence on Contract Manufacturing; Unanticipated and Costly Delays in Manufacturing. For the foreseeable future, the Company intends to assemble and test Telechips Access products using contract manufacturers.
Until recently, the Company's products were assembled by Lucent Technologies, Inc. ("Lucent"). The Company recently experienced considerable and costly delays due to the inability of Lucent to ship product which met the Company's quality standards. As a result, the Company has been required to perform additional quality assurance work on Telechips Access products received by Telechips from Lucent. Henceforth, Group Technologies Corporation is expected to be the Company's primary manufacturer. The initial term of the Group Manufacturing Agreement terminates on February 26, 1997, and is automatically renewed for an additional 12-month period unless terminated by the Company upon 30 days' written notice before expiration of the initial term. In the event Group technologies is unable to deliver quality products in a timely manner, the Company could continue to face substantial delays. Such delays could have a material adverse effect and harm the Company's reputation, financial condition and marketing capability. To somewhat offset such an advent, the Company has supplemented its support capabilities with the ability to assemble and test modest quantities of product in-house while a transition could be made to other contract manufacturer which the Company has pre-qualified. However, the Company competes with numerous other companies for the capacity of these contract manufacturers, and no assurance can be given that the Company will be able to obtain desired quantities of products on a timely basis.

         7. Dependence on License from Microsoft. The Telechips Access product line is designed to operate utilizing the Microsoft Windows operating system. The Company would be materially and adversely affected if that portion of Microsoft DOS(R) necessary to operate Windows or Windows itself became unavailable to the Company for use with its products. The Company entered into an agreement with Microsoft, dated as of February 1, 1995, and amended as of February 1, 1996, pursuant to which the Company has been granted a non-exclusive, worldwide license to the Windows operating systems (the "Microsoft License"). The Microsoft License expires on September 30, 1997, and there are no automatic renewal terms. There can be no assurance that, after such date, Microsoft will renew such license or that it will do so on terms as favorable to the Company as those of the current license. In the event that the license was terminated and not renewed, the Company would no longer be authorized to manufacture or sell any of its products as currently configured and the Company would be required to license or develop a new operating system and there can be no assurance that such a license could be obtained or such a system developed. Failure to obtain a license or develop a new system would have a material adverse effect on the Company. In addition, such new operating system would likely not have the same level of acceptance or software compatibility as the Windows system, limiting its utility to the Company and to users.

         8. Competition; Technological Change and Obsolescence. The Company operates in a highly competitive telephone-computer industry which has been characterized in recent periods by pricing pressures and business consolidations. The Company potentially competes, depending on their introduction of similar products, with a large number of companies, such as Northern Telecom (NorTel), Matsushita (Panasonic), AT&T and Phillips in the telecommunications business; IBM, Compaq and Apple in the computer business; and Matsushita (Panasonic), Apple-Sharp and Casio-Tandy in the consumer electronics business. In addition, the recent deregulation of the telephony industry may increase the number of companies competing in the telecommunications device market. Most of the Company's competitors and potential competitors are significantly larger and have significantly greater financial and management resources than the Company. The Company expects that competition will continue to be intense in the markets to be addressed by the Company, and there can be no assurance that the Company will compete successfully.

         The Company is also aware of several companies, such as Phillips, Cidco, Colonial Data and others that have introduced or test-marketed products that offer a combination of graphical screen technology and communications capability. In addition, a consortium of technology companies, led by Oracle Corporation, has announced an Internet PC that is expected to sell for as little as $500 and uses a conventional television for its display (not included in the $500 price.) This computer telephony device may allow users to access the Internet and perform basic on-line computing functions. Such devices have significant limitations as compared to Telechips Access products, however, there can be no assurance that such companies or other companies will not introduce products that are substantially similar to Telechips Access products. Further, since product development in high technology markets such as computers and telecommunications is usually done in secret, there can be no assurance that another company will not introduce a product similar to Telechips Access products.

         The telecommunications and computer industries are also subject to rapid and significant technological change and the ability of the Company to compete is dependent in significant part on its ability to continually enhance and improve its products and technologies. In order to do so, the Company must effectively utilize and expand its research and development capabilities and, once developed, expeditiously convert new technology into products and processes which can be commercialized. There can be no assurance that the Company will be able to identify, develop, manufacture and offer products necessary to remain competitive. Moreover, the Company may from time to time maintain a significant investment in its product inventory and, in such event, would be subject to the risk of inventory obsolescence. If a significant amount of inventory is rendered obsolete, the Company's business and operating results would be materially and adversely affected.

         9. Dependence on Limited Sources of Supply. Many of the key components used in the manufacture of the Company's products are currently being purchased from single sources, including Microsoft, which is the sole source of the Telechips Access product operating system. If the Company's relationship with Microsoft were terminated, the Company would no longer be authorized to manufacture and sell any of its products as currently configured and the Company would be materially adversely affected. Other than the contract with Microsoft, the Company has no supply contracts. While the Company believes that it can obtain supplies from other parties, should any of its suppliers terminate their relationship with the Company, such terminations may cause delays in obtaining necessary supplies, which could in turn result in delays or reductions in product shipments and loss of sales and consequently have a material adverse effect on the Company's business, operating results and financial condition.

         10. Possible Dependence on a Few Large Customers. The Company's current marketing efforts have focused primarily on a few large telephone operating companies as well as a few other similarly large companies. It is therefore likely that, particularly in the early stages of commercialization, the Company will depend primarily on one or a few large customers. If the Company were to lose such a customer it would likely have a material adverse effect on the Company's business and prospects. There can be no assurance that the Company will be able to diversify its customer base.

         11. Dependence on Key Personnel. The Company believes that its continued success will depend to a significant extent upon its present management, in particular, C. A. Burns, the Company's current Chief Executive Officer. Mr. Burns suffers from diabetes, for which he has taken insulin for more than 20 years. While the Company has secured a $2,000,000 "key man" life insurance policy on the life of Mr. Burns, should the Company be deprived of the services of Mr. Burns for any period of time, its business and prospects would be adversely affected. In addition, the loss of the services of any other personnel could materially and adversely affect the Company. Further, in order to successfully implement and manage its business plan, the Company will be dependent upon, among other things, successfully recruiting qualified managerial and sales personnel having experience in business activities such as those contemplated by the Company. Competition for the type of qualified individuals sought by the Company is intense. There can be no assurance that the Company will be able to retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

         12. Significant Management Holdings. Management currently owns approximately 29% of the issued and outstanding shares of Common Stock. Management thus exerts significant influence over the affairs of the Company. See "Principal Shareholders."

         13. Government Regulation. Telecommunication companies are subject to regulation by state public utility commissions, the Federal Communications Commission (the "FCC") and other regulatory authorities. The sale of telecommunications equipment, such as the Telechips Access, is regulated in the United States and in many countries, primarily to ensure compliance with federal technical standards for interconnection, radiation emissions and non-interference (i.e. type acceptance of a particular product). In addition, any terminal equipment, such as the Telechips Access, connected to a public telephone network is required to be registered with the FCC. The Company may also be subject to further federal and state regulation in the future, as well as court challenges. The Company has obtained a Part 15 Class B Certificate and Part 68 Certificate from an FCC-certified laboratory that the Telechips Access Series 3000 meets certain radiation emission standards and that the Telechips Access Series 3000 is compatible with existing connection protocols. However, federal and state regulations of telecommunications companies and equipment are subject to future change. The Company cannot predict what impact, if any, such changes might have on its business. Introduction of the Company's products into foreign markets will likely require compliance with federal export regulations and may require compliance with foreign laws and regulations.

         14. Elimination of Liability of Directors and Officers. The Company's Articles of Incorporation eliminates the liability of a director or officer of the Company for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. The foregoing provision may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its shareholders.

         15. Possible Volatility of Market Price. The market price of the Common Stock may be highly volatile as has been the case with the securities of other small capitalization companies. Factors such as the Company's financial results, new product introductions and the technological advances and various factors affecting the telephony industry generally, may have a significant impact on the market price of the Company's securities. Additionally, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly small capitalization companies, have experienced wide fluctuations which have not necessarily been related to the operating performances or underlying asset values of such companies.

         16. Possible Delisting of Securities from Nasdaq System; Disclosure Relating to Low-Priced Stocks. The Company's Common Stock is quoted on the Nasdaq SmallCap Market. However, in order to continue to be included in Nasdaq, a company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such minimum bid price, it will remain eligible for continued inclusion in Nasdaq if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. Failure to meet these maintenance criteria in the future may result in the delisting of the Company's securities from Nasdaq and trading, in the Company's securities would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock or Public Warrants were delisted from trading on Nasdaq and the trading price of the Common Stock was less than $5.00 per share, trading in the Common Stock and Public Warrants would also be subject to certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock and Public Warrants, which could severely limit the market liquidity of the Common Stock and Warrants and the ability of purchasers in this Offering to sell the Common Stock in the secondary market.

         17. Release of Escrow Shares Will Result in Charges to Earnings. Based on generally accepted accounting principles, the release of 241,300 shares of Common Stock currently held in escrow will likely be deemed compensatory and, accordingly, will result in substantial charges to earnings equal to the fair market value of the escrowed shares as of the date on which they are released. Such charges could substantially increase the loss or reduce or eliminate the Company's net income, if any, for financial reporting purposes for the periods in which the escrowed shares are released or are probable of being released. Such shares are subject to release on the Company meeting the following conditions:

         (i) If the Company's net income in any one of the fiscal years ending December 31, 1996, December 31, 1997 or December 31, 1998, after provision for income taxes and exclusive of any extraordinary earnings or charges to income resulting from the release of the Escrow Shares (as derived from the Company's financial statements audited by the Company's independent certified public accountants) amounts to at least $2,500,000 for the fiscal year ending December 31, 1996; $3,500,000 for the fiscal year ending December 31, 1997 or $4,500,000 for the fiscal year ending December 31, 1998;

         (ii) If the Company is sold in a private sale at a price which, after giving effect to the release of such shares, results in the payment on the Common Stock of at least $18 per share in 1996 or 1997, or $24 per share in 1998 (the "Minimum Price"), then so much of the Common Stock held in escrow as is required to provide for the sale of all shares of Common Stock at a price at least equal to the Minimum Price per share shall be released prior to the sale and sold; or

         (iii) If, for any period of thirty (30) consecutive trading days, the average bid price of the Common Stock on Nasdaq equals or exceeds (i) $10 during the period beginning with the effective date of this Prospectus and ending December 31, 1996, (ii) $15 during the Company's fiscal year ending December 31, 1997 or (iii) $20 during the Company's fiscal year ending December 31, 1998.

         18. Options and Warrants. As of the date of this Offering, the Company had 323,596 shares of Common Stock reserved for issuance upon the exercise of outstanding options and 2,803,406 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. To the extent that such stock options and warrants are exercised, dilution to the interests of the Company's shareholders may occur. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the options can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the options. In addition, the holders of the outstanding options and warrants have certain registration rights relating to the shares of Common Stock issuable upon the exercise thereof, the exercise of which may involve substantial expense to the Company.

         19. Shares Eligible for Future Sale. The Company has 4,216,606 shares of Common Stock outstanding (including 241,300 shares held in escrow). In addition to the 1,800,880 Shares registered hereby (including 828,426 Shares issuable upon exercise of Warrants and Options), 1,840,000 shares of Common Stock are freely tradeable without restriction or further registration under the Securities Act. All of the remaining 1,404,152 shares of Common Stock outstanding are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, and in the future may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Of the 1,404,152 restricted shares, an aggregate of 265,430 shares are currently eligible for sale, without registration, under Rule 144 (subject in certain cases to the volume limitations prescribed by such rule).
An additional 24,130 shares held in escrow would be available for sale under Rule 144 if released from escrow. The balance of such restricted shares will become so eligible at various times hereafter upon termination of the lock-up agreements referred to below, subject to restrictions imposed by Rule 144, restrictions on sales by affiliates and transfer restrictions of certain shares held in escrow. All of the Company's officers, directors and employees and certain investors have agreed not to sell or otherwise dispose of any securities of the Company (except for any securities purchased by such persons in the public market) without the consent of Whale for a period of 18 months from October 16, 1995, provided that beginning 12 months from October 16, 1995, such persons may sell or otherwise dispose of up to one-half of the securities owned by such persons without the consent of Whale consistent with the volume and other sales limitations imposed upon unregistered and "restricted" securities by Rule 144 without regard to the two-year holding period referred to in Rule 144. NSC has agreed not to sell or otherwise dispose of any securities of the Company (except for any securities purchased by NSC in the public market) without the consent of Whale for a period of 13 months from October 16, 1995, and thereafter may not sell more than 10,054 shares of Common Stock per quarter without the consent of Whale.


         In addition, the Company has reserved for issuance 2,803,406 shares for issuance upon exercise of outstanding warrants; (ii) 323,596 shares for issuance upon the exercise of outstanding stock options, and (iii) 1,396,000 shares reserved for issuance on the conversion of the Preferred Shares (based on an assumed conversion price of $3.00 per share). Of such shares, all of the shares issuable on the exercise of warrants and 50,000 shares issuable on exercise of options are being registered hereby or have been registered for resale under the Securities Act and may be freely traded into the market if issued. The shares issuable on conversion of the Preferred Shares will be issued under Regulation S and may be traded in the public market subject to compliance with Regulation S.

         No prediction can be made as to the effect, if any, that sales of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and the Public Warrants and could impair the Company's ability to raise capital through the sale of its equity securities.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Securityholders. If the holders exercise the Warrants or Options for cash to acquire all the Warrant Shares and Options Shares, the Company will receive aggregate gross proceeds of approximately $2,150,000 at the respective current exercise prices which will be used as unallocated working capital. Certain of the Warrants have cashless exercise features which, if utilized, will result in no proceeds to the Company upon exercise of such Warrants. The Company has agreed to pay certain expenses in connection with this Offering, currently estimated to be approximately $30,000.

                          PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "TCHP." The table below sets forth the range of high and low closing prices for the Common Stock as reported by Nasdaq in each completed quarter during the Company's two most recently completed fiscal years, each completed quarter during the current fiscal year and a portion of the current quarter.

COMMON STOCK

                                                                                 High           Low
                                                                                 ----           ---
    1995
      Fourth Quarter (from October 16)  . . . . . . . . . . . . .              $6 7/8          $4 3/8

    1996
      First Quarter   . . . . . . . . . . . . . . . . . . . . . .               7 3/8           5
      Second Quarter  . . . . . . . . . . . . . . . . . . . . . .               6 1/4           4 9/16
      Third Quarter   . . . . . . . . . . . . . . . . . . . . . .               4 5/8           1 5/8
      Fourth Quarter (through October 11)   . . . . . . . . . . .               2 3/8           1 7/8


      On October 22, 1996 the closing price of the Common Stock as reported by Nasdaq was $1.75 per share. At October 11, 1996, the Company had approximately 121 shareholders of record and estimates that it had approximately 978 beneficial owners.


                            SELLING SECURITYHOLDERS

      The following table sets forth information as of October 11, 1996 (the "Reference Date") with respect to the beneficial ownership of shares of Common Stock by each of the Selling Securityholders. At the Reference Date there were 4,216,606 shares of Common Stock outstanding.



                                                  SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                     OWNED PRIOR TO                              OWNED AFTER
                                                       OFFERING(1)        SHARES TO BE          OFFERING(1)
                                                  -------------------         SOLD          -------------------
 NAME OF BENEFICIAL OWNER                           NUMBER   PERCENT(2)   IN OFFERING         NUMBER   PERCENT(2)
 ------------------------                         ---------- ---------    -----------       ---------- ---------
 Third World Investment, Ltd.  . . . . . . . .    400,000(3)(4) 8.7         400,000                -       *
 National Semiconductor Corporation  . . . . .    249,414(5)    5.9          20,108           229,306     5.4
 Stanley D. Hoffman  . . . . . . . . . . . . .     88,477(6)    2.1          88,477                -       *
 Howard W. Phillips  . . . . . . . . . . . . .     74,986(7)    1.1          44,981            30,005      *
 Kalman Renov  . . . . . . . . . . . . . . . .     69,084(8)    1.6          69,084                -       *
 Alan Stahler  . . . . . . . . . . . . . . . .     68,773(8)    1.6          68,773                -       *
 Coastline Financial Group, Inc. . . . . . .       50,000(9)    1.2          50,000                -       *
 Lawrence Lee Tyson  . . . . . . . . . . . . .     48,262       1.1          48,262                -       *
 Josette M. Abrams and Jeffrey W. Abrams . . .     48,260       1.1          48,260                -       *
 Guy Spier . . . . . . . . . . . . . . . . . .     39,069(8)      *          39,069                -       *
 Fairfield-Maxwell Ltd.  . . . . . . . . . . .     32,174(8)      *          32,174                -       *
 John S. Fok . . . . . . . . . . . . . . . . .     32,174         *          32,174                -       *
 Robert J. Riordan . . . . . . . . . . . . . .     32,174         *          32,174                -       *
 David L.R. Stein  . . . . . . . . . . . . . .     32,174         *          32,174                -       *
 Howard Commander  . . . . . . . . . . . . . .     24,132         *          24,132                -       *
 ABE Corporation . . . . . . . . . . . . . . .     24,130         *          24,130                -       *
 John S. Kerns . . . . . . . . . . . . . . . .     24,130         *          24,130                -       *
 Brian McLean  . . . . . . . . . . . . . . . .     21,088         *          16,088            5,000       *

                                                  SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                     OWNED PRIOR TO                              OWNED AFTER
                                                       OFFERING(1)        SHARES TO BE          OFFERING(1)
                                                  -------------------         SOLD          -------------------
 NAME OF BENEFICIAL OWNER                           NUMBER   PERCENT(2)   IN OFFERING         NUMBER   PERCENT(2)
 ------------------------                         ----------  -------     -----------       ---------- ---------
 J. Morton Davis . . . . . . . . . . . . . . .     34,385(10)    *          34,385                -        *
 D.H. Blair Investment Banking Corp. . . . . .     17,192(11)    *          17,192                -        *
 Edwin J. Cross, Jr. . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Colon H. Smith  . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Lawrence Krulik . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Montparnasse 56 S.A.  . . . . . . . . . . . .     16,088        *          16,088                -        *
 Alan J. Rubin . . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Russell Penn Truitt . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Lawrence H. Hyde  . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Terry Sports, Inc.  . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Sidney W. Davidson, Jr  . . . . . . . . . . .     16,088        *          16,088                -        *
 Tim Kenison . . . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Douglas Horn and Ralph Horn . . . . . . . . .     16,088(12)    *          16,088                -        *
 Andre V. Duggin . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Joel D. Fedder  . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Edgar G. Rios . . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Anthony Welters . . . . . . . . . . . . . . .     16,088        *          16,088                -        *
 Stanley Hoffman Profit Share Plan . . . . . .     16,087        *          16,087                -        *
 Daniel Mulhaney . . . . . . . . . . . . . . .     16,087        *          16,087                -        *
 Joan Brout  . . . . . . . . . . . . . . . . .     16,087(3)     *          16,087                -        *
 Turania Establishment . . . . . . . . . . . .     16,087(3)     *          16,087                -        *
 Jeff Berns  . . . . . . . . . . . . . . . . .     15,773(8)     *          15,773                -        *
 Martin A. Bell  . . . . . . . . . . . . . . .     14,840(13)    *          14,840                -        *
 MWW/Strategic Communications, Inc.  . . . . .     13,200(14)    *          13,200                -        *
 Gulf Stream Asset Management Corp. Ret. Trust     13,044        *           8,044            5,000        *
 Marque of Distinction, Inc. Ret. Trust  . . .     13,044        *           8,044            5,000        *
 Alan S. Abrams  . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Bruce W. Bennett  . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Diana Knowles Cashen  . . . . . . . . . . . .      8,044        *           8,044                -        *
 Gordon B. Hall, Jr. . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Diana James . . . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Melvin Paradise . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 John F. Walsh . . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Lamar O. Wells  . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 William A. Zarrella . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Alan G. Chynoweth . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Dr. Richard H. Kaldor . . . . . . . . . . . .      8,044        *           8,044                -        *
 Anne M. Charron . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Stuart Gruber . . . . . . . . . . . . . . .        8,044        *           8,044                -        *
 Perry M. Berke  . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Burton I. Weinstein . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Edward J. Farrell . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Michael Silver and Lori Silver  . . . . . . .      8,044(12)    *           8,044                -        *
 Fred Winston  . . . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Gerald M. Farley and Lisa L. Farley . . . . .      8,044(12)    *           8,044                -        *
 Daniel J. Loconti . . . . . . . . . . . . . .      8,044        *           8,044                -        *
 Thomas A. Masci, Jr . . . . . . . . . . . . .     18,044        *           8,044           10,000

                                                  SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                     OWNED PRIOR TO                              OWNED AFTER
                                                       OFFERING(1)        SHARES TO BE          OFFERING(1)
                                                  -------------------         SOLD          -------------------
 NAME OF BENEFICIAL OWNER                           NUMBER   PERCENT(2)   IN OFFERING         NUMBER    PERCENT(2)
 ------------------------                         ---------- ---------    -----------       ----------  ---------
 Lechiam Investment Corp.  . . . . . . . . . .      8,044        *           8,044               -         *
 Betty S. Levy and Gloria Askin  . . . . . . .      8,044        *           8,044               -         *
 Gershon Bassman . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 Robert N. Dolph . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 Ezra P. Mager . . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 Edward H. and Evelyn B. Rosen . . . . . . . .      8,044        *           8,044               -         *
 Elliot K. Braverman . . . . . . . . . . . . .      8,044(12)    *           8,044               -         *
 Alan H. Brooks  . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 Norman Ciment, Warren Tepper, Robert Grover .      8,044(12)    *           8,044               -         *
 Herbert Frank, Julie Frank, Richard Frank . .      8,044(12)    *           8,044               -         *
 Diane Shelby  . . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 Leon Sutton . . . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 William D. Thompson . . . . . . . . . . . . .      8,044        *           8,044               -         *
 The CBF Trust . . . . . . . . . . . . . . . .      8,044        *           8,044               -         *
 Stephen Baldwin Jayne . . . . . . . . . . . .      8,044        *           8,044               -         *
 Stephan Osman . . . . . . . . . . . . . . . .      8,044(3)     *           8,044               -         *
 Jerrie S. Colish  . . . . . . . . . . . . . .      5,611(8)     *           5,611               -         *
 Kirsten Landers . . . . . . . . . . . . . . .      4,022(3)     *           4,022               -         *
 Meredith Landers  . . . . . . . . . . . . . .      4,022(3)     *           4,022               -         *
 William Abbate  . . . . . . . . . . . . . . .      3,118(8)     *           3,118               -         *
 Gregory V. Carter . . . . . . . . . . . . . .      2,494(8)     *           2,494               -         *
 Jason Gaer  . . . . . . . . . . . . . . . . .        936(8)     *             936               -         *
 John Dibella  . . . . . . . . . . . . . . . .        936(8)     *             936               -         *
 Raymond Hernandez . . . . . . . . . . . . . .        936(8)     *             936               -         *
 Michael Weinman . . . . . . . . . . . . . . .        936(8)     *             936               -         *
 David Lerner  . . . . . . . . . . . . . . . .        624(8)     *             624               -         *
 Frank Monte . . . . . . . . . . . . . . . . .        624(8)     *             624               -         *
 Scott Koppelman . . . . . . . . . . . . . . .        624(8)     *             624               -         *
 David Apetz . . . . . . . . . . . . . . . . .        312(8)     *             312               -         *

---------------
* Represents less than 1%.

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired by such person currently or within 60 days Reference Date upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable currently or within 60 days following the Reference Date have been exercised.

(2) The percentages owned are based on a total of 4,216,606 shares of Common Stock outstanding on the Reference Date and assumes no exercise of Warrants or Options. Shares owned prior to the Offering are the number of shares owned upon commencement of the Offering. Shares owned after the Offering include shares acquired subsequent to commencement of the Offering.

(3) Consists of shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date.

(4) Consists of shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date. Third World Investments, Ltd., acted as a placement agent in connection with the sale of the Preferred Shares. See "Certain Relationships and
         Related Transactions."

(5) Includes 20,108 shares underlying Warrants that are exercisable currently within 60 days from the Reference Date.

(6) Includes 16,087 shares held by the Stanley D. Hoffman Profit Sharing Plan of which Mr. Hoffman is a Trustee.

(7) Includes (i) 44,981 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date which were transferred to Mr. Phillies from D. H. Blair Investment Banking Corp. ("D. H. Blair") and (ii) 30,000 shares of Common Stock held in escrow. Howard W. Phillips is a director of the Company. See "Certain Relationships and Transactions."

(8) Consists of shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date which were transferred to the person listed by D. H. Blair. See "Certain Relationships and Transactions."

(9) Consists of shares underlying Options that are exercisable currently or within 60 days following the Reference Date.

(10) Consists of 17,193 shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date which were transferred to Mr. Davis from D. H. Blair and 17,192 shares underlying Warrants beneficially owned by D. H. Blair, as shown in the Selling Securityholder Table above, of which Company Mr. Davis is Chairman of the Board and sole shareholder. Not included are 14,840 shares underlying currently exercisable Warrants beneficially owned by Martin A. Bell, an employee of D. H. Blair and 44,981 shares underlying currently exercisable Warrants beneficially owned by Howard W. Phillips, a former employee of D. H. Blair and a director of the Company. J. Morton Davis and D. H. Blair disclaim beneficial ownership of any shares owned by Martin A. Bell or Howard W. Phillips. See "Certain Relationships and Transactions."

(11) D. H. Blair has acted as placement agent with respect to certain private placements of the Company's securities. See "Certain Relationships and Transactions."

(12)     Shares held jointly by the persons listed.

(13) Consists of shares underlying Warrants that are exercisable currently or within 60 days following the Reference Date which were transferred to Mr. Bell from D. H. Blair. Mr. Bell is Vice Chairman of D. H. Blair. Mr. Bell disclaims beneficial ownership of any shares held by
         D. H. Blair or J. Morton Davis. See "Certain Relationships and Transactions."

(14) Includes 6,000 shares underlying stock options that are exercisable currently or within 60 days following the Reference Date and held of record by Michael Kempner.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

         Set forth below is certain information regarding certain relationships and transactions between the Selling Securityholders and the Company.

         On October 11, 1996, the Company granted to Bruce Chatterley, Howard Phillips, Richard Wolf and Frank Vigilante, each a nonemployee Director of the Company, options to purchase an aggregate of 105,000 shares of Common Stock at $2.1875 per share (the "New Directors Options"). The New Directors Options were exercised by the optionees effective October 11, 1996, by delivery to the Company of the optionees 10-year non-recourse promissory notes secured by the shares issued.

         On May 4, 1995, the Company granted to C.A. Burns, Hans Junker, Calvin DeCoursey and Randall Pinato, each an executive officer of the Company, options to purchase an aggregate of 557,300 shares of Common Stock at $5.10 per share (the "Founders Options"). The Founders Options were exercised by the optionees effective as of October 16, 1995, by delivery to the Company of the optionee's 10-year non-recourse promissory note secured by the shares issued. Options to purchase an aggregate of 30,000 shares on such terms were granted to and exercised by Howard W. Phillips, a non-employee director of the Company, and Richard E. Salwen, a former non-employee director of the Company, on July 17, 1995 (the "Directors Options"). The Directors Options were exercised by the optionees as of October 16, 1995, by delivery to the Company of the optionee's 10-year non-recourse promissory note secured by the shares issued.

         On April 11, 1995, the Company conducted the final closing of the sale to private investors of an aggregate of 30 units (the "1994 Units"), each 1994 Unit consisting of (i) 16,087 shares of Series A Common Stock and (ii) 50,000 Shares of Preferred Stock (the "Private Placement"). The purchase price per 1994 Unit was $100,000. The Company received gross proceeds of $3,000,000 with respect to the sale of the 1994 Units, yielding net proceeds after the payment of fees and expenses of approximately $2,500,000. The Private Placement resulted in the Company's issuance of 482,600 shares of Series A Common Stock and 1,500,000 shares of Preferred Stock (convertible into 482,600 shares of Common Stock).

         The Company paid to D.H. Blair in connection with the Private Placement and a 1994 note financing an aggregate of $330,000 and issued to D.H. Blair and its designees warrants to purchase up to an aggregate of 304,038 shares of Common Stock. Howard Phillips, a director of the Company, was Director of Corporate Finance of D.H. Blair until August 1995.

         Initial development work on the Telechips Access began in 1991 and was the result of a research and development agreement between the Company and National Semiconductor Corporation ("NSC"). From May 1991 through July 1992, C.A. Burns, the Company's founder and principal stockholder, performed all contract obligations, paid all costs and received an aggregate of $697,000 as a consultant to the Company. From August 1992 through February 1994, the Company performed all obligations and paid all costs and received $1,956,000 in contract revenue from NSC and debt financing of $750,000. The contract with NSC terminated in February 1994. Pursuant to an agreement dated March 1994, as restated August 31, 1994 and amended September 20, 1994, the Company obtained from NSC a worldwide, perpetual, fully-paid, royalty-free and non-exclusive license to NSC's portion of the intellectual property incorporated in the Telechips Access hardware. In exchange for the license and NSC's agreement to cancel $500,000 of such debt, the Company issued to NSC warrants (the "NSC Warrants") to purchase up to 20,108 shares of Common Stock and agreed to issue to NSC 229,306 shares of the Company's Common Stock. Of the $750,000 indebtedness, $500,000 was canceled upon the issuance of the NSC Shares and $250,000 was paid from the proceeds of the IPO. NSC has agreed not to manufacture or sell products incorporating such technology through March 31, 1997.

         D.H. Blair acted as placement agent for both the 1994 Note financing and the Private Placement. In connection with the sale of 4,188 Preferred Shares, the Company issued to Third World Investments, Ltd., as Placement Agent, Common Stock Purchase Warrants to purchase 400,000 shares of Common Stock at an exercise price of $2.25 per share, as adjusted.

         With respect to each transaction between the Company and an affiliate of the Company or a Selling Securityholder, the Company believes that such transactions were on terms at least as favorable to the Company as they would have been had they been consummated with unrelated third parties. The Board of Directors has adopted a policy that, in the future, prior to entering into any transaction with a related party, a similar determination must be made with respect to such transaction by a majority of the Company's disinterested directors or shareholders.

                              PLAN OF DISTRIBUTION

         The Shares may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (d) face-to-face transactions between sellers and purchaser without a broker or dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Securityholders in amounts to be negotiated. Such brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. From time to time, one or more of the Selling Securityholders named herein may pledge, hypothecate or grant a security interest in some or all of the Selling Securityholders' Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Securityholders for purposes hereof. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act might be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

         The legality of the securities offered by this Prospectus will be passed upon for the Company by Graham & James LLP, Sacramento, California. Certain partners of Graham & James LLP own an aggregate of 1,300 shares of Common Stock and 1,300 Public Warrants.

                                    EXPERTS

         The balance sheets of the Company as of December 31, 1995 and December 31, 1994 and the statements of operations, shareholders' equity (deficit) and cash flows for the years then ended and for the period from inception (January 7, 1991) to December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph related to the Company's ability to continue as a going concern, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Securityholder. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.





                                   1,800,880
                                     Shares





                             TELECHIPS CORPORATION




                                  Common Stock





                                 ______________

                                  PROSPECTUS
                                 ______________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates (except for the SEC registration fee).

         SEC registration fee  . . . . . . . . . . . .  1,418
         Printing fees and expenses  . . . . . . . . .  5,000
         Legal fees and expenses . . . . . . . . . . . 15,000
         Blue Sky fees and expenses  . . . . . . . . .  5,000
         Miscellaneous . . . . . . . . . . . . . . . .  3,582
         ----------------------------------------------------
         TOTAL . . . . . . . . . . . . . . . . . . . . 30,000

         None of these expenses will be paid by the Selling Securityholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby were issued.

Item 15.     Indemnification of Directors and Officers

                 The Articles of the Company provide that a director or officer of the Company shall not be personally liable to the Company or its stockholders for damages for any breach of fiduciary duty as a director of officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distributions in violation of NRS 78.300. In addition, NRS 78.757 and Article VI of the Bylaws of the Company, under certain circumstances, provide for the indemnification of officers, directors and former officers and directors, or any person who may have served at the request of the Board of Directors as a director of another corporation in which the Company owns shares or of which the Company is a creditor of the Company ("Indemnitees") against expenses which they may incur in such capacities in connection with the defense of any action, suit or proceeding in which they or any of them, are made parties, or a party; except, in relation to matters as to which any Indemnitee in such action, suit or proceeding is found to be liable for negligence or misconduct, in the performance of the Indemnitees duty. Such indemnification under the Bylaws is not deemed exclusive of any other rights to which those indemnified thereby.

Item 16.  Exhibits

         The following exhibits are filed herewith:


         Exhibit
         Number      Description
         -------     -----------
         4.1         Articles of Incorporation of the Registrant as amended
                     on October 20, 1994; March 30, 1994, April 7, 1994,
                     August 21, 1995 and October 17, 1996 (incorporated by
                     reference to the Registrant's quarterly report filed
                     on Form 10-QSB for quarterly period ending September
                     30, 1995, filed with the Commission on December 1, 1995).

         4.2         Bylaws of the Registrant, as amended.(1)

         4.3         Form of specimen certificate of Common Stock
                     (incorporated by reference to the Registrant's
                     Registration Statement on Form SB-2 (Registration No.
                     33-9664-LA) filed with the Commission on September 6, 1996 (the "Registration Statement")).

         4.4         Form of Stock Purchase Warrant issued to certain
                     Selling Securityholders.(1)

         4.5 Form of Redeemable Warrant to Purchase Common Stock of Telechips Corporation issued to certain Selling
                     Securityholders.(1)

         4.6         Form of Subscription and Stock Purchase Agreement
                     between the Registrant and certain Selling Securityholders.(1)

         4.7         Form of Stock Purchase Warrant to Purchase Series A
                     Common Stock of Telechips Corporation between the
                     Registrant and certain Selling Securityholders.(1)

         4.8         Form of Warrant for the Purchase of Shares of Series A
                     10% Convertible Redeemable Preferred Stock between the
                     Registrant and certain Selling Securityholders.(1)

         4.9         Warrant to Purchase Series A Common Stock of Telechips
                     Corporation issued to National Semiconductor
                     Corporation, dated August 31, 1996 (incorporated by reference to the Registration Statement).

         4.10 Registration Rights Agreement between the Registrant and MWW/Strategic Communication, Inc. dated October
                     15, 1996.(1)

         4.11 Warrant for the Purchase of Shares of Common Stock issued to Third World Investments, Ltd., dated August
                     27, 1996.(1)

         4.12        Option to Purchase Common Stock issued to Coastline
                     Financial Group, Inc.

         5.1         Opinion of Graham & James LLP, counsel to the
                     Registrant, regarding the legality of the securities offered hereby.

         10.1        Consulting Agreement between the Registrant and
                     Coastline Financial Group, Inc., dated October 3,
                     1996.

         23.1        Consent of Graham & James LLP (Contained in Exhibit
                     5.1.)

         23.2        Consent of Coopers & Lybrand L.L.P.


         24.1 Powers of Attorney included on Signature Page of the Registration Statement previously filed with the Commission, with respect to all signatures except Howard W.
                     Phillips.

----------------

(1) Previously filed with the Registration Statement on October 17, 1996.


Item 17. Undertakings

     The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


             Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada on October 24, 1996.


                             TELECHIPS CORPORATION


                                       By: /S/ C.A. BURNS
                                          ----------------------------------
                                          C.A. Burns,
                                          Chief Executive Officer




             Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.



Dated:  October 24, 1996                       /S/ C.A. BURNS
                                               --------------------------------------
                                               C.A. Burns, President and Chief
                                               Executive Officer and Chairman
                                               of the Board of Directors
                                               (Principal Executive Officer)


Dated:  October 24, 1996                       /S/ RANDALL PINATO*
                                               --------------------------------------
                                               Randall Pinato, Director and
                                               Vice President -- Marketing and Sales

Dated:  October 24, 1996                       /S/ BRUCE CHATTERLEY*
                                               --------------------------------------
                                               Bruce Chatterley, Director


Dated:  October 24, 1996                       /S/ HOWARD W. PHILLIPS
                                               --------------------------------------
                                               Howard W. Phillips, Director


Dated:  October 24, 1996                       /S/ FRANK S. VIGILANTE*
                                               --------------------------------------
                                               Frank S. Vigilante, Director


Dated:  October 24, 1996                       /s/ RICHARD M. WOLF*
                                               --------------------------------------
                                               Richard M. Wolf, Director


Dated:  October 24, 1996                       /S/ NELSON B. CALDWELL
                                               --------------------------------------
                                               Nelson B. Caldwell, Vice President --
                                               Finance and Secretary (Principal
                                               Financial Officer; Principal Accounting Officer)


/s/ NELSON B. CALDWELL
-----------------------------------------
Nelson B. Caldwell, as Attorney-in-fact

                               INDEX TO EXHIBITS

Exhibit        Description of Exhibit
Number

       The following exhibits are filed herewith:


         Exhibit
         Number      Description
         -------     -----------
         4.1         Articles of Incorporation of the Registrant as amended
                     on October 20, 1994; March 30, 1994, April 7, 1994,
                     August 21, 1995 and October 17, 1996 (incorporated by
                     reference to Exhibit 3.(1) of the Registrant's quarterly
                     report filed on Form 10-QSB for quarterly period
                     ending September 30, 1995, filed with the Commission
                     on December 1, 1995).

         4.2         Bylaws of the Registrant, as amended.(1)

         4.3         Form of specimen certificate of Common Stock
                     (incorporated by reference to the Registrant's
                     Registration Statement on Form SB-2 (Registration No.
                     33-9664-LA) Filed with the Commission on September 6,
                     1996 (the "Registration Statement").

         4.4         Form of Stock Purchase Warrant issued to certain
                     Selling Securityholders.(1)

         4.5         Form of Redeemable Warrant to Purchase Common Stock of
                     Telechips Corporation issued to certain Selling
                     Securityholders.(1)

         4.6 Form of Subscription and Stock Purchase Agreement between the Registrant and certain Selling
                     Securityholders.(1)

         4.7         Form of Stock Purchase Warrant to Purchase Series A
                     Common Stock of Telechips Corporation issued to certain Selling Securityholders.(1)

         4.8         Form of Warrant for the Purchase of Shares of Series A
                     10% Convertible Redeemable Preferred Stock issued to certain Selling Securityholders.(1)

         4.9         Warrant to Purchase Series A Common Stock of Telechips
                     Corporation issued to National Semiconductor
                     Corporation, dated August 31, 1996 (incorporated by reference to the Registration Statement).

         4.10 Registration Rights Agreement between the Registrant and MWW/Strategic Communication, Inc., dated October
                     15, 1996.(1)

         4.11 Warrant for the Purchase of Shares of Common Stock issued to Third World Investments, Ltd., dated August
                     27, 1996.(1)

         4.12        Option to Purchase Common Stock issued to Coastline
                     Financial Group, Inc.

         5.1         Opinion of Graham & James LLP, counsel to the
                     Registrant, regarding the legality of the securities offered hereby.

         10.1        Consulting Agreement between the Registrant and
                     Coastline Financial Group, Inc., dated October 3,
                     1996.

         23.1        Consent of Graham & James LLP (Contained in Exhibit
                     5.1.)

         23.2        Consent of Coopers & Lybrand L.L.P.

         24.1 Powers of Attorney included on Signature Page of the Registration Statement previously filed with the Commission, with respect to all signatures except Howard W.
                     Phillips.

-----------
(1) Previously filed with the Registration Statement on October 17, 1996.